                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                             NACCO INDUSTRIES, INC.
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    CLASS B COMMON, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                629579 20 02
-------------------------------------------------------------------------------
                                 (CUSIP NUMBER)
                              ALFRED M. RANKIN, JR.
                             5875 LANDERBROOK DRIVE
                        MAYFIELD HEIGHTS, OHIO 44124-4017
                               (216) 449-9600
-------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                NOVEMBER 14, 1996
-------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS AMENDED AND RESTATED SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE
FOLLOWING BOX [   ].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THE STATEMENT [ ]. (A FEE IS NOT REQUIRED ONLY IF THE REPORTING PERSON: (1) HAS A PREVIOUS STATEMENT ON FILE REPORTING BENEFICIAL OWNERSHIP OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES DESCRIBED IN ITEM 1; AND (2) HAS FILED NO AMENDMENT SUBSEQUENT THERETO REPORTING BENEFICIAL OWNERSHIP OF FIVE PERCENT OR LESS OF SUCH CLASS.) (SEE RULE 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579 20 02           13D                        Page 2 of 15 Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Clara L. T. Rankin

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a) [ ]
                                          (b) [X]

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

                      00 - See Item 3

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(D) OR 2(E)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                                           7      SOLE VOTING POWER

                                                            0

              NUMBER OF
                SHARES                     8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                                     7,000
            EACH REPORTING
             PERSON WITH                   9      SOLE DISPOSITIVE POWER

                                                            0

                                          10      SHARED DISPOSITIVE POWER

                                                            433,371


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      433,371

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*   [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      25.5%

    14       TYPE OF REPORTING PERSON*

                      IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 629579 20 02               13D                    Page 3 of 15 Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Alfred M. Rankin, Jr.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)[ ]
                                                                       (b)[X]

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

                      00 - See Item 3

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(D) OR 2(E)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                                            7      SOLE VOTING POWER

                                                            0

              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                   16,000
               OWNED BY
            EACH REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON WITH
                                                            0

                                           10      SHARED DISPOSITIVE POWER

                                                            442,371

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      442,371

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*   [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      26.1%

    14       TYPE OF REPORTING PERSON*

                      IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 629579 20 02               13D                   Page 4 of 15 Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Thomas T. Rankin

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

                      00 - See Item 3

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   [ ] ITEMS 2(D) OR 2(E)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                                            7      SOLE VOTING POWER

                                                            71,516

              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                       0
               OWNED BY
            EACH REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON WITH
                                                            71,516

                                           10      SHARED DISPOSITIVE POWER

                                                            426,371

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      497,887

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*   [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      29.3%

    14       TYPE OF REPORTING PERSON*

                      IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 629579 20 02               13D                    Page 5 of 15 Pages


     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Claiborne R. Rankin

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

                      00 - See Item 3

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   [ ]  ITEMS 2(D) OR 2(E)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                                            7      SOLE VOTING POWER

                                                            77,318

              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                       0
               OWNED BY
            EACH REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON WITH
                                                            77,318

                                           10      SHARED DISPOSITIVE POWER

                                                            426,371

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      503,689

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*   [ ]


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      29.7%

    14       TYPE OF REPORTING PERSON*

                      IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 629579 20 02                 13D                 Page 6 of 15 Pages



     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Roger F. Rankin

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

                      00 - See Item 3

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   [ ] ITEMS 2(D) OR 2(E)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                                            7      SOLE VOTING POWER

                                                            78,198

              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                       0
               OWNED BY
            EACH REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON WITH
                                                            78,198

                                           10      SHARED DISPOSITIVE POWER

                                                            426,371

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      504,569

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*   [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      29.7%

    14       TYPE OF REPORTING PERSON*

                      IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 629579 20 02              13D                  Page 7 of 15 Pages



     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Bruce T. Rankin

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

                      00 - See Item 3

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   [ ] ITEMS 2(D) OR 2(E)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                                            7      SOLE VOTING POWER

                                                            0

              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                   0
               OWNED BY
            EACH REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON WITH
                                                            0

                                           10      SHARED DISPOSITIVE POWER

                                                            426,371

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      426,371

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*   [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      25.1%

    14       TYPE OF REPORTING PERSON*

                      IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 629579 20 02              13D                     Page 8 of 15 Pages



     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Victoire G. Rankin

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

                      00 - See Item 3

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   [ ] ITEMS 2(D) OR 2(E)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                                            7      SOLE VOTING POWER

                                                            0

              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                   0
               OWNED BY
            EACH REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON WITH
                                                            0

                                           10      SHARED DISPOSITIVE POWER

                                                            426,371

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      426,371

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*   [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      25.1%

    14       TYPE OF REPORTING PERSON*

                      IN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 629579 20 02               13D                  Page 9 of 15 Pages



     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      CTR Family Associates, L.P.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

                      00 - See Item 3

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   [ ] ITEMS 2(D) OR 2(E)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Georgia

                                            7      SOLE VOTING POWER

                                                            0

              NUMBER OF                     8      SHARED VOTING POWER
                SHARES
             BENEFICIALLY                                   0
               OWNED BY
            EACH REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON WITH
                                                            0

                                           10      SHARED DISPOSITIVE POWER

                                                            0


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      0

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*   [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      0%

    14       TYPE OF REPORTING PERSON*

                      PN


                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 629579 20 02          13D                   Page 10 of 15 Pages

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Rankin Management, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

                      00 - See Item 3

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO   [ ] ITEMS 2(D) OR 2(E)

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Georgia

                                            7      SOLE VOTING POWER

                                                            426,371

              NUMBER OF
                SHARES                      8      SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                                     0
            EACH REPORTING
             PERSON WITH                    9      SOLE DISPOSITIVE POWER

                                                            0

                                           10      SHARED DISPOSITIVE POWER

                                                            426,371

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      426,371

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
             SHARES*   [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      25.1%

    14       TYPE OF REPORTING PERSON*

                      CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                            AMENDED AND RESTATED
                                SCHEDULE 13D

CUSIP NO. 629579 20 02                                  Page 11 of 15 Pages



        The Schedule 13D filed on Marc 1990, as amended by Amendment No. 1 filed on April 11, 1990, as amended by Amendment No. 2 filed on March 14, 1991, as amended by Amendment No. 3 filed on March 20, 1992, as amended by Amendment No. 4 filed on March 9, 1994, as amended and restated in its entirety pursuant to Regulation S-T, Rule 101(a)(2) on March 30, 1994 (the "Schedule 13D") and as amended by Amendment No. 1 to the amended and restated Schedule 13D filed on March 28, 1995, and as amended by Amendment No. 2 to the amended and restated
Schedule 13D filed on March 21, 1996, on behalf of certain signatories to the Stockholders' Agreement, dated as of March 15, 1990, as amended, among the signatories thereto, NACCO Industries, Inc. and KeyCorp Shareholder Services, Inc. (successor by merger to Ameritrust Company National Association), as depository, is hereby further amended as follows:

ITEM 2. IDENTITY AND BACKGROUND
        -----------------------

     Item 2 of the Schedule 13D is hereby amended to add the following headings:

         CTR FAMILY ASSOCIATES, L.P., is a Georgia limited partnership.
Its principal business is to hold under common management certain of the NACCO Class B Common beneficially owned by the Reporting Persons. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017.

         RANKIN MANAGEMENT, INC., is a Georgia corporation and the general partner of the CTR Family Associates, L.P. The principal business of Rankin Management, Inc. is to act as a general and managing partner of the CTR Family Associates, L.P. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Mayfield Heights, Ohio 44124-4017. The shareholders, executive officers and directors of Rankin Management, Inc. consist of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, all of whom are Reporting Persons.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
        --------------------------------------------------

     Item 3 of the Schedule 13D is hereby amended by deleting the first paragraph thereof in its entirety and inserting in its stead the following:

         Except as otherwise provided in this Item 3, the Class B
Common held by the Reporting Persons was acquired by such Reporting Persons when The North American Coal Corporation, an Ohio corporation, was reorganized as the Company in 1986, or subsequently, as recipients of gifts or bequests of Class B Common, and as successor trustees for trusts holding Class B Common. The reorganization included the distribution of one share of Class B Common for each two shares of Class A Common Stock, par value $1.00 per share ("NACCO Class A Common"), of the Company received in the reorganization.

                            AMENDED AND RESTATED
                                SCHEDULE 13D

CUSIP NO. 629579 20 02                                  Page 12 of 15 Pages


         Rankin Management, Inc. acquired its interest in Class B
Common when, in connection with the formation of the CTR Family Associates, L.P., the four shareholders of Rankin Management, Inc., Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, each transferred 2,000 shares of Class B Common to CTR Family Associates, L.P. in fulfillment of Rankin Management, Inc.'s initial capital contribution to the CTR Family Associates, L.P. In consideration for the fulfillment of Rankin Management, Inc.'s obligation to contribute to the initial capital of CTR Family Associates, L.P., each of these individuals acquired 2,000 shares of the common stock, without par value, of Rankin Management, Inc.

         CTR Family Associates, L.P. acquired the Class B Common held by CTR Family Associates, L.P. as capital contributions from its partners in connection with the its formation and the execution and delivery of the Agreement of Limited Partnership of CTR Family Associates, L.P. (the "Partnership Agreement").

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------
         Item 5 of the Schedule 13D is hereby amended as hereinafter set forth.

         (a) The statements under the heading CLARA T. RANKIN are hereby deleted and replaced in their entirety by the following:

     CLARA L. T. RANKIN. Ms. Rankin shares the power to vote and to dispose of 7,000 shares of Class B Common and shares the power to dispose of 426,371 shares of Class B Common, which together constitute approximately 25.5% of the outstanding Class B Common.

         (b) The statements under the heading ALFRED M. RANKIN, JR. are hereby deleted and replaced in their entirety by the following:

     ALFRED M. RANKIN, JR. Mr. Rankin shares the power to vote and dispose of 16,000 shares of Class B Common and shares the power to dispose of 426,371 shares of Class B Common, which together constitute approximately 26.1% of the outstanding Class B Common.

         (c) The statements under the heading THOMAS T. RANKIN are hereby deleted and replaced in their entirety by the following:

     THOMAS T. RANKIN. Mr. Rankin has the sole power to vote and to dispose of 71,516 shares of Class B Common, including 3,187 shares of Class B Common held as custodian for a minor son, and has shared power to dispose of 426,371 shares of Class B Common, which together constitute approximately 29.3% of the outstanding Class B Common.

         (d) The statements under the heading CLAIBORNE R. RANKIN are hereby deleted and replaced in their entirety by the following:

                            AMENDED AND RESTATED
                                SCHEDULE 13D

CUSIP NO. 629579 20 02                                  Page 13 of 15 Pages

     CLAIBORNE R. RANKIN. Mr. Rankin has the sole power to vote and to dispose of 77,318 shares of Class B Common, including 650 shares of Class B Common held as custodian for a minor daughter, 2,408 shares of Class B Common held as custodian for a daughter and 1,630 shares of Class B Common held as custodian for a minor son, and has shared power to dispose of 426,371 shares of Class B Common, which together constitute approximately 29.7% of the outstanding Class B Common.

         (e) The statements under the heading ROGER F. RANKIN are hereby deleted and replaced in their entirety by the following:

     ROGER F. RANKIN. Mr. Rankin has the sole power to vote and to dispose of 78,198 shares of Class B Common, and has shared power to dispose of 426,371 shares of Class B Common, which together constitute approximately 29.6% of the outstanding Class B Common.

         (f) The statements under the heading BRUCE T. RANKIN are hereby deleted and replaced in their entirety by the following:

     BRUCE T. RANKIN. Mr. Rankin has shared power to dispose of 426,371 shares of Class B Common, which constitutes approximately 25.1% of the outstanding Class B Common.

         (g) The statements under the heading VICTOIRE G. RANKIN are hereby deleted and replaced in their entirety by the following:

     VICTOIRE G. RANKIN. Mrs. Rankin has shared power to dispose of 426,371 shares of Class B Common, which constitutes approximately 25.1% of the outstanding Class B Common.

         (h) The following headings are added to Item 5:

     CTR FAMILY ASSOCIATES, L.P. CTR Family Associates, L.P. has no power to vote or to dispose of any shares of Class B Common.

     RANKIN MANAGEMENT, INC. Rankin Management, Inc. has the sole power to vote 426,371 shares of Class B Common, and has shared power to dispose of the same 426,371 shares of Class B Common with the partners of CTR Family Associates, L.P., which constitutes approximately 25.1% of the outstanding Class B Common.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        ---------------------------------------------------------------------
        TO SECURITIES OF THE ISSUER
        ---------------------------

         Item 6 of the Schedule 13D is hereby amended by inserting at the end thereof the following immediately after the second to last paragraph thereof:

     Effective as of November 13, 1996, each of the Company, the Depository, and the Participating Stockholders executed and delivered the First Revision to Stockholders Agreement

                            AMENDED AND RESTATED
                                SCHEDULE 13D

CUSIP NO. 629579 20 02                                  Page 14 of 15 Pages


amending the Stockholders' Agreement so as to permit corporations and limited partnerships, all of the capital stock or partnership interests of which are owned by Participating Stockholders, to themselves be Participating Stockholders. A copy of the First Revision to Stockholders Agreement is attached hereto as Exhibit 11 and is incorporated herein in its entirety.

     Under the terms of the Partnership Agreement, Rankin Management, Inc. has the sole authority to vote the Class B Common held by the CTR Family Associates, L.P. Further under such terms, Rankin Management, Inc. exercises such power by a majority vote of its board of directors. A copy of the Partnership Agreement is attached hereto as Exhibit 12 and is incorporated herein in its entirety.

     Under the terms of the Partnership Agreement, CTR Family Associates,
L.P. may not dispose of Class B Common without the consent of Rankin Management, Inc. and the approval of the holders of more than 75% of all partnership interests in CTR Family Associates, L.P.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        --------------------------------

         Item 7 of the Schedule 13D is hereby amended as follows:

(Exhibit 10)   Agreement pursuant to Rule 13d-1(f)(1)(iii), at page 11 of the manually signed and sequentially paginated copy of this Statement.

(Exhibit 11)   First Revision to Stockholders Agreement dated as of
               November 13, 1996.

(Exhibit 12)   Limited Partnership Agreement of CTR Family Associates, L.P.,
               dated as of November 14, 1996

(Exhibit 13)   Amendment to Stockholders Agreement dated as of November
               14, 1996 adding Rankin Management, Inc. as a Participating
               Stockholder under the NACCO Stockholders' Agreement.

(Exhibit 14)   Amendment to Stockholders Agreement dated as of November
               14, 1996 adding CTR Family Associates, L.P. as a Participating
                Stockholder under the NACCO Stockholders' Agreement.

               [REMAINDER OF PAGE IS LEFT INTENTIONALLY BLANK. SIGNATURES BEGIN ON NEXT PAGE.]

                            AMENDED AND RESTATED
                                SCHEDULE 13D

CUSIP NO. 629579 20 02                                  Page 15 of 15 Pages

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: November 25, 1996


           /s/ Alfred M. Rankin, Jr.
           -----------------------------------------
           Name: Alfred M. Rankin, Jr.


           /s/ Alfred M. Rankin, Jr.
           -----------------------------------------
           Name: Alfred M. Rankin, Jr.

           Attorney-in-Fact for Clara T. Rankin*
           Attorney-in-Fact for Victoire G. Rankin*
           Attorney-in-Fact for Helen R. Butler*
           Attorney-in-Fact for Clara T. Rankin*
           Attorney-in-Fact for Thomas T. Rankin*
           Attorney-in-Fact for Matthew M. Rankin*
           Attorney-in-Fact for Claiborne R. Rankin*
           Attorney-in-Fact for Chloe O. Rankin*
           Attorney-in-Fact for Roger F. Rankin*
           Attorney-in-Fact for Bruce T. Rankin*
           Attorney-in-Fact for Frank E. Taplin, Jr.*
           Attorney-in-Fact for Margaret E. Taplin*
           Attorney-in-Fact for Martha S. Kelly*
           Attorney-in-Fact for Susan S. Panella*
           Attorney-in-Fact for Jennifer T. Jerome*
           Attorney-in-Fact for Caroline T. Ruschell*
           Attorney-in-Fact for David F. Taplin*
           Attorney-in-Fact for Thomas E. Taplin*
           Attorney-in-Fact for Beatrice B. Taplin*
           Attorney-in-Fact for Thomas E. Taplin, Jr.*
           Attorney-in-Fact for Theodore D. Taplin*
           Attorney-in-Fact for Britton T. Taplin*
           Attorney-in-Fact for Frank E. Taplin*
           Attorney-in-Fact for National City Bank, as trustee*
           Attorney-in-Fact for CTR Family Associates, L.P.*
           Attorney-in-Fact for Rankin Management, Inc.*

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*    The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in
     Exhibit 2 at page 26 through 106 and pages 116 through 121 of such Exhibit.